UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ADVANCED DRAINAGE SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00790R104

(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners Holdings LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

(617) 227-0050

with a copy to:

Edward S. Horton, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note.  Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104	13D	Page 2 of 16

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,968,728
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,968,728
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 3 of 16

1	Names of Reporting Persons Berkshire Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,038,915
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,038,915
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,915
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 4 of 16

1	Names of Reporting Persons Berkshire Fund IX-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 835,237
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 835,237
11	Aggregate Amount Beneficially Owned by Each Reporting Person 835,237
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 5 of 16

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,996
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,996
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,996
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 6 of 16

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 46,580
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,580
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,580
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 7 of 16

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,958,463
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,958,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 8 of 16

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,222,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,222,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,222,369
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 9 of 16

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,191,097
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,191,097
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,191,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 10 of 16

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,191,097
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,191,097
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,191,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

CUSIP No. 00790R104	13D	Page 11 of 16

EXPLANATORY NOTE

This Amendment No. 8 ("Amendment No. 8") amends the Schedule 13D first filed on August 8, 2017, as amended on May 31, 2018, August 30, 2018, December 14, 2020, March 12, 2021, July 26, 2021, September 16, 2021 and December 15, 2021 (the "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners LLC ("BP" ), Berkshire Fund IX, L.P. ("BF IX" ), Berkshire Fund IX-A, L.P. ("BF IX-A" ), Berkshire Investors III LLC ("BI III"), Berkshire Investors IV LLC ("BI IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH").  Unless otherwise indicated, all capitalized terms not used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Certain of the Reporting Persons filed a statement on Schedule 13G on August 27, 2015, as amended on February 16, 2016 and February 14, 2017 (the "Original Schedule 13G") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

CUSIP No. 00790R104	13D	Page 12 of 16

Item 5.	Interest in Securities of the Issuer

The twelfth paragraph of Item 5(a) and (b) is amended and restated in its entirety to read as follows:

Percentage calculations are based on the number of shares of Common Stock outstanding as of May 10, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2022.

As disclosed in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, there were 84,353,682 shares of Common Stock issued and outstanding as of May 10, 2022.  Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 6.2% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 6.2% of the Issuer's Common Stock.

ii.	BPSP beneficially owns 6.2% of the Issuer's Common Stock.

iii.	BP beneficially owns 3.5% of the Issuer's Common Stock.

iv.	SP beneficially owns 2.6% of the Issuer's Common Stock.

v.	BF IX beneficially owns 2.4% of the Issuer's Common Stock.

vi.	BF IX-A beneficially owns 1.0% of the Issuer's Common Stock.

vii.	SF beneficially owns 2.3% of the Issuer's Common Stock.

viii.	BI III beneficially owns 0.1% of the Issuer's Common Stock.

ix.	BI IV beneficially owns 0.1% of the Issuer's Common Stock.

Item 5(c) is amended to add the following at the end thereof:

On June 10, 2022 each of BF IX, BF IX-A, BI III and BI IV completed a pro rata in-kind distribution of 679,639, 278,413, 15,999 and 15,527 shares of Common Stock, respectively, to their respective limited partners or members. Annex A attached hereto sets forth the transactions in the Common Stock by the Reporting Persons (other than a pro rata in-kind distribution referred to above) that were effected during the 60-day period ended June 14, 2022 and that were not previously reported in the Schedule 13D. Except as described in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock during the 60-day period ended June 14, 2022.

Annex A

Transactions in Common Stock

(Period From June 7, 2022 to June 14, 2022)

Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)	Execution Type
SP	6/7/2022	$112.2135	(6,226) (1)	NYSE
SP	6/7/2022	$113.0930	(2,254) (2)	NYSE
SF	6/7/2022	$112.2135	(140,613) (1)	NYSE
SF	6/7/2022	$113.0930	(50,907) (2)	NYSE
SF	6/8/2022	$112.1507	(3,766) (3)	NYSE
SF	6/9/2022	$108.3270	(69,333) (4)	NYSE
SF	6/9/2022	$109.2600	(36,533) (5)	NYSE
SF	6/9/2022	$110.0781	(3,060) (6)	NYSE

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $111.7100 to $112.7099. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $112.7100 to $113.5880. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $112.0000 to $112.3000. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(4) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $108.0000 to $108.9999. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(5) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $109.0000 to $109.9999. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(6) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $110.0000 to $110.1500. The Reporting Persons undertake to provide the staff at the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

Item 7.          Material to be Filed as Exhibits.

Exhibit A          Joint Filing Agreement

CUSIP No. 00790R104	13D	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          June 14, 2022

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
its managing member

By: Berkshire Partners Holdings LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 14 of 16

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,

its managing member

By:          Berkshire Partners Holdings LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 15 of 16

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Advanced Drainage Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:          June 14, 2022

BERKSHIRE PARTNERS LLC

By:          BPSP, L.P.,

its managing member

By:          Berkshire Partners Holdings LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE FUND IX, L.P.

By:          Ninth Berkshire Associates LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By:          Ninth Berkshire Associates LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

CUSIP No. 00790R104	13D	Page 16 of 16

STOCKBRIDGE FUND, L.P.

By:          Stockbridge Associates LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,

its managing member

By:          Berkshire Partners Holdings LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,

its general partner

By:          /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]